

November 16, 2021

Arnaud Massenet
Chief Executive Officer
Aurora Acquisition Corp.
20 North Audley Street
London W1K 6LX, United Kingdom

> **Re: Aurora Acquisition Corp.**
> **Amendment No. 3 to**
> **Registration Statement on Form S-4**
> **Filed November 12, 2021**
> **File No. 333-258423**

Dear Mr. Massenet:

    We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 8, 2021 letter.

Amended Registration Statement filed on November 12, 2021

General

1.   Please revise the cover page to disclose an estimate of the number of Better Options, Better RSUs and Better Restricted Stock Awards outstanding as of immediately prior to the Mergers, stating your assumptions for such an estimate, for example assuming a date for the Mergers. In a similar manner disclose the currently undisclosed quantities of various securities in the Authorized Capitalization disclosure on page 384.

You may contact Rolf Sundwall at 202-551-3105 or Michelle Miller at 202-551-3368 if you have questions regarding comments on the financial statements and related matters. Please contact Julia Griffith at 202-551-3267 or John Dana Brown at 202-551-3859 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance